October 17, 2024

Hue Kwok Chiu
Chief Executive Officer
Smart Logistics Global Limited
Unit 702, Level 7, Core B, Cyberport 3
100 Cyberport Road
Pokfulam, Hong Kong 999077

       Re: Smart Logistics Global Limited
           Registration Statement on Form F-1
           Filed October 4, 2024
           File No. 333-282504
Dear Hue Kwok Chiu:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1
Index to Financial Statements, page F-1

1.     Please revise to include the interim financial statements as required by
Item 8.A.5 of
       Form 20   F or tell us why it is not required.
Report of Independent Registered Public Accounting Firm, page F-2

2. Please amend your registration statement to have your auditor remove the language in the third paragraph which states "and in accordance with auditing standards generally accepted in the United States of America." Please refer to PCAOB Auditing Standard
       3101.
 October 17, 2024
Page 2
General

3. Please file as an exhibit to your registration statement your amended and restated
       memorandum and articles of association that were adopted on September 24, 2024.
4. Please revise to provide the information required by Item 701 of Regulation S-K. In that regard, we note that the Share Subscription was effectuated on September 24,
       2024.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Joanna Lam at 202-551-3476 or Raj Rajan at 202-551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Claudia Rios at 202-551-8770 or Karina Dorin at 202-551-3763 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Jane K. P. Tam, Esq.